EXHIBIT 99.1

Foremost Clean Energy Announces Signing of Exploration Agreement with Kiciwapa Cree Nation, Manitoba

VANCOUVER, British Columbia, Feb. 27, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the signing of an Exploration Agreement (the “Agreement") dated February 24, 2026 during a ceremony held on February 24, 2026, in Flin Flon, Manitoba with the Kiciwapa Cree Nation (“KCN”) supporting responsible mineral exploration within KCN’s Traditional and Ancestral Territory in Manitoba. The Agreement establishes a formal framework for how the parties will work together in a manner grounded in transparency, ongoing communication, environmental responsibility, and meaningful community engagement.

Jason Barnard, President and CEO of Foremost, commented: “We are proud to formalize this Exploration Agreement with Kiciwapa Cree Nation. From the outset, our objective has been to build a relationship rooted in trust, transparency, and mutual respect. This Agreement reflects a shared commitment to respectful collaboration and to ensuring exploration activities are carried out in a way that aligns with KCN’s values and priorities. Both parties have undertaken to create a clear and predictable framework for how exploration will proceed, with environmental responsibility, meaningful engagement, and tangible participation opportunities at its core.

We view this as the foundation of a long-term partnership and are committed to ensuring that KCN’s interests, knowledge, and priorities are integrated into our exploration activities within their Traditional and Ancestral Territory.”

Janessa Kosar North, CEO of Kiciwapa Cree Nation stated: “This Agreement reflects the kind of partnership we believe responsible development should be built on - grounded in transparency, early engagement, and mutual respect. For Kiciwapa Cree Nation, exploration within our Traditional and Ancestral Territory must honour our connection to the land while creating meaningful opportunities for our members.

We appreciate Foremost’s commitment to working collaboratively within a clear framework for communication, environmental stewardship, and community participation, and we look forward to continuing this relationship in a way that supports shared responsibility and long-term benefit.”

Foremost’s President and CEO Jason Barnard with KCN Representatives at Flin Flon, Manitoba

The Agreement outlines processes for advance notice of on-the-ground exploration activities, regular engagement, and information sharing. It includes measures intended to support environmental and cultural stewardship, such as opportunities for KCN to conduct environmental and cultural monitoring during certain exploration activities and engagement of Elders and community representatives where appropriate. The Agreement is also intended to support economic participation for KCN and its members through employment, training, and contract opportunities for KCN businesses. The Agreement includes financial commitments designed to support community engagement and economic development, including funding for consultation and engagement, certain community-led capacity initiatives, and annual contributions to the KCN Economic Development Fund.

About Kiciwapa Cree Nation

Kiciwapa Cree Nation is located in the remote and beautiful northwest region of Manitoba. As Woodland Cree people, KCN’s connection to the land, lakes, rivers, forests, and animals remains strong and unbroken. KCN’s traditions, culture, and history are central to who they are, and the Nation strives to honour them in everything it does. KCN’s Treaty 6 adhesion Territory shares borders with the 1875 Treaty 5 Territory of Opaskwayak Cree Nation and Mosakahiken Cree Nation to the south, Pimicikamak Cree Nation to the east, and Mathias Colomb Cree Nation to the north. In 1898, KCN’s ancestors adhered to Treaty 6, a historic agreement grounded in mutual respect and a commitment to peaceful coexistence. KCN’s main community, Sherridon, serves as the heart of the Nation—a place where people gather, celebrate, and support one another, remaining steadfast and rooted in the land through every rise and fall. With pride and self-determination, Kiciwapa Cree Nation is building a thriving future guided by the wisdom of its traditions.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec providing exposure to other critical materials underpinning electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/e3bb41f7-92f8-4968-958e-b47db5ee6fcc